Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2009

Third Quarter ended September 30, 2009

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter ended September 30, 2009 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2009 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2008 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2008.  The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, and Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein.  These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

OVERVIEW

FORBES MEDI-TECH INC.   Forbes is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting one or more chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our strategy and vision has been to develop and market a portfolio of nutraceutical products, including both food and dietary supplement ingredients and finished products, for the benefit of all those who are interested in helping to maintain their health and prevent future disease by making healthier lifestyle choices.

Our lead product, Reducol™, is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.  Reducol™ represents years of research and development invested by us in the development of a combination of plant sterols and stanols designed to reduce cholesterol when added to certain foods.

In Europe, Reducol™ can now be found in yoghurt, yoghurt drinks, margarine, and milk. Worldwide, Reducol™ can also be found in such items as milk drinks and dietary supplements.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we have received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In addition, the U.S. Food and Drug Administration (“FDA”) has issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

As part of our manufacture, distribution and sale of Reducol™ and other phytosterol products, we work with our customers developing Reducol™ product formulations to assist them with potential launches of cholesterol-lowering products.

We are currently of the view that, based on our planned expenditures and expected revenue, our capital resources will be sufficient to finance operations through the first quarter of 2010.  We are continuing to seek strategic transactions, such as a merger, acquisition or disposal opportunities.  See “Liquidity and Capital Resources” below.

2009 SIGNIFICANT EVENTS

In January 2009, we received a letter from The NASDAQ Stock Market stating that NASDAQ has decided to extend its suspension of the bid price and market value of publicly held shares requirements.   On March 23, 2009, and again on July 13, 2009 NASDAQ announced that it was further extending its suspension.  As a result of these extensions, our compliance deadline is now January 4, 2010 (see “Exchange Listings” below).

In January 2009, we announced that we had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of our common shares for continued listing on the TSX.  In August 2009 we announced that we had received notice from the TSX that our common shares would be delisted at close of market on September 11, 2009.  The delisting decision announced by the TSX related to Forbes’ market capitalization, which had fallen below the designated minimum TSX threshold for continued listing   (see “Exchange Listings” below).

In February 2009, we announced that Old Forbes, whose name had been changed to “Deans Knight Income Corporation”, (“Deans Knight”) had filed a prospectus in connection with a public offering.  On March 18, 2009, Deans Knight announced that it had completed the public offering (see “Plan of Reorganization” below).

In April 2009 we announced that we had disposed of our remaining interest in Deans Knight, for proceeds of $789,000 (see “Plan of Reorganization” below).

In April 2009 we announced that we had received a NASDAQ Staff Deficiency Letter dated April 14, 2009 indicating that we did not meet the minimum requirements regarding stockholders’ equity for continued listing on the NASDAQ Capital Market as required by Listing Rule 5550(b)(1) (see “Exchange Listings” below).

On May 15, 2009 we announced that we had received a NASDAQ Staff Letter dated May 15, 2009 confirming that we once again meet the minimum requirements regarding stockholders’ equity (US $2,500,000) for continued listing on the NASDAQ Capital Market as required by Listing Rule 5550(b)(1) (see “Exchange Listing” below).

In June 2009 we announced that we extended our supply and licensing contract with Pharmavite LLC until mid 2010 for the continued sale of Reducol ™.

In October 2009 we announced that the European Union had approved a health claim for plant sterols in free or esterified form.

Exchange Listings

On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market.  Following a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination and a subsequent extension request, we were afforded until June 30, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.  We regained compliance on June 17, 2008.

On September 19, 2008, we announced that we had received a NASDAQ Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for our common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided us with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, we announced that we had received a letter from The NASDAQ Stock Market stating that with an effective date of October 16, 2008, NASDAQ had decided to temporarily suspend enforcement of the minimum bid price and minimum market value of publicly held shares rules, given the extraordinary market conditions. Subsequent to year end, we announced that NASDAQ had extended its suspension of the bid price and market value of publicly held shares requirements.  Additional extensions were announced by NASDAQ on March 23, 2009 and July 13, 2009. As a result of these extensions, our compliance deadline is now January 4, 2010.  We can regain compliance with the suspended rules, which were reinstated on July 31, 2009, by achieving a US$1 closing bid price for a minimum of 10 consecutive trading days by January 4, 2010.  If we do not regain compliance by such date, our securities will be subject to delisting.

On April 14, 2009 we received a NASDAQ Staff Deficiency Letter indicating that we did not meet the minimum requirements regarding stockholders’ equity for continued listing on the NASDAQ Capital Market as required by Listing Rule 5550(b)(1).  We submitted a letter demonstrating our plan to meet compliance with the requirements and after reporting stockholders’ equity as of March 31, 2009 of $5,290,947, or approximately US $4,200,000, NASDAQ issued us a NASDAQ Staff Letter dated May 15, 2009 confirming that we once again met the minimum requirements regarding stockholders’ equity (US $2,500,000) for continued listing on the NASDAQ Capital Market.

On January 14, 2009, we announced that we had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of our common shares for continued listing on the TSX. The delisting review announced by the TSX related to our market capitalization, which had fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, we were given 210 days -- until August 12, 2009 -- to regain compliance with the TSX continued listing requirements.

On August 12, 2009, we announced that we had received notice from the TSX that our common shares will be delisted at the close of market on September 11, 2009.  The delisting decision announced by the TSX relates to the Company’s market capitalization, which has remained below the TSX designated minimum, $3,000,000 market capitalization threshold for continued listing.  On September 11, 2009, as we had not regained compliance with the TSX listing requirements, we were delisted from the TSX.

Plan of Reorganization

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act, and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc." and in February 2009, to “Deans Knight Income Corporation”.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that could be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there were approximately 4,801,491 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of the Company at a price of US $16.48 per share and options to purchase a total of 354,496 common shares of the Company at prices between $4.24 and $8.00 per share.

On March 20, 2008, we announced that as part of our continuing reorganization plan, we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes. As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes. The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

In February 2009, our old subsidiary, Old Forbes, retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities.  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,037,000 Voting Common Shares at a price of $10 per share for gross proceeds of $100,369,000. As a requirement of the closing of the Offering, the holder of the convertible debenture issued by Old Forbes exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the convertible debenture, our ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of approximately $4,148,000. Our remaining interest in Deans Knight was valued at approximately $789,000 which we disposed of to the original Investor, for proceeds of $789,000.

Also, as a result of the completion of the above noted transactions, approximately $48,524,000 of non-capital losses, $34,399,000 of scientific research and experimental development expenditures and $7,097,000 of unclaimed federal investment tax credits attributable to Old Forbes are no longer available to us.

These transactions did not result in any change to our share ownership, our listing on NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.  With effect on the closing date of the first phase of this reorganization transaction, Forbes acquired from Old Forbes, all rights to our intellectual property..

BASIS OF PRESENTATION

Our September 30, 2009 consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  In May 2008 we ceased operation of pharmaceutical research and development, to focus on our nutraceutical operations.  Our Management Discussion and Analysis focuses on our continuing operations and we present separately the expenses associated with our pharmaceutical research and development programs, under “Discontinued Operations”.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

RESULTS OF OPERATIONS

Summary: (thousands of $ except per share values and number of shares) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

Phytosterol revenues	$ 1,279	$ 1,927	$ 3,022	$ 6,648
Cost of sales	(1,174)	(1,513)	(2,432)	(5,375)
Inventory and purchase commitment allowances	(389)	(182)	509	(64)
	(284)	232	1,099	1,209
Expenses	(1,101)	(1,687)	(3,597)	(6,191)
Other income	29	39	4,248	133
(Loss) / Income from continuing operations	(1,356)	(1,416)	1,750	(4,849)

Income tax expense	(23)	(14)	(26)	(25)
Net (loss) / income from continuing operations	(1,379)	(1,430)	1,724	(4,874)

Income / (loss) from discontinued operations	―	785	―	(457)
Net (loss) / income for the period	$ (1,379)	$ (645)	$ 1,724	$ (5,331)

Weighted average number of shares	4,969,813	4,885,662	4,969,813	4,829,749

(Loss) / income per share from continuing operations Basic and diluted	$ (0.28)	$ (0.29)	$ 0.35	$ (1.01)
Income (loss) per share from discontinued operations Basic and diluted	―	0.16	―	(0.09)
(Loss) / income per share Basic and diluted	$ (0.28)	$ (0.13)	$ 0.35	$ (1.10)

Net income for the nine months ended September 30, 2009 resulted primarily from other income, the majority of which resulted from the one time gain related to the completion of the Offering and conversion of the convertible debenture.  These events resulted in our recognition of a gain of approximately $4,148,000.  In addition, the reversal of the provision for losses on purchase commitments amounting to $1,424,000 in the second quarter of 2009 had a one-time positive impact on net income.

Results of continuing operations

The following table summarizes our results of continuing operations for the three and nine month periods ended September 30, 2009 and 2008.

Summary: (thousands of $) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

Phytosterol revenues	$ 1,279	$ 1,927	$ 3,022	$ 6,648
Cost of sales	(1,174)	(1,513)	(2,432)	(5,375)
Inventory and purchase commitment allowances	(389)	(182)	509	(64)
Expenses	(1,101)	(1,687)	(3,597)	(6,191)
Other income	29	39	4,248	133
Income tax expense	(23)	(14)	(26)	(25)
Net income / (loss) from continuing operations	$ (1,379)	$ (1,430)	$ 1,724	$ (4,874)

Income / (loss) per share from continuing operations-basic and diluted	$ (0.28)	$ (0.29)	$ 0.35	$ (1.01)

Revenues/Cost of Sales/Allowances

Revenues from continuing operations for the three and nine month periods ended September 30, 2009 and 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield.

Summary: (thousands of $) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

Sales-phytosterol products	$ 1,177	$ 1,800	$ 2,703	$ 6,032
Sales-finished goods	102	123	317	612
Licensing	―	4	2	4
Phytosterol revenues	1,279	1,927	3,022	6,648
Cost of sales	(1,174)	(1,513)	(2,432)	(5,375)
Inventory and purchase commitment allowances	(389)	(182)	509	(64)
	$ (284)	$ 232	$ 1,099	$ 1,209

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™ and license fees received.  Phytosterol revenues for the three months ended September 30, 2009 totaled $1,279,000 ($1,927,000 - three months September 30, 2008) and $3,022,000 for the nine months ended September 30, 2009 ($6,648,000 – nine months September 30, 2008).  The decreases are primarily due to re-alignment of inventories by one of our major customers in the first six months of 2009.  This customer is returning to its prior purchasing patterns in the second half of 2009.  Also, our sales to our European customers have shown a decrease, primarily due to the effect of the economic downturn. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales. As a result of these events, together with current general market uncertainties, we anticipate that this year’s revenue will be significantly below our prior year’s level.

We are continuing negotiations and product development work with potential customers in the US and internationally to expand our customer base.

Cost of Sales for the three months ended September 30, 2009 totaled $ 1,174,000 on phytosterol revenues of $1,279,000, or 92% of phytosterol revenues, versus $1,513,000 on phytosterol revenues of $1,927,000 for the three months ended September 30, 2008, or 78% of phytosterol revenues.  The margins decreased primarily due to a customer mix with lower margins and less favorable foreign exchange rates.

Cost of Sales for the nine months ended September 30, 2009 totaled $2,432,000 on phytosterol revenues of $3,022,000, or 80% of phytosterol revenues, versus $5,375,000 on phytosterol revenues of $6,648,000 for the nine months ended September 30, 2008, or 81% of phytosterol revenues.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, and lower margins realized on the sales of finished goods sold through Forbes-Fayrefield.

Inventory and purchase commitment allowances for the three months ended September 30, 2009, amounted to $389,000 (September 30, 2008 - $182,000).  This amount is attributable to a recognition $389,000 (September 30, 2008 – $138,000 recognition) of inventory valuation reserves on excess inventories and recognition of $nil (September 30, 2008 – $44,000 recognition) of provision for losses on future purchase commitments.

Inventory and purchase commitment allowances for the nine months ended September 30, 2009, amounted to $509,000 (September 30, 2008 - $64,000).  This amount is attributable to a reversal of $1,424,000 (September 30, 2008 - $103,000) of the provision for losses on future purchase commitments, offset by a recognition of $915,000 (September 30, 2008 - $167,000 recognition) of inventory valuation reserves on excess inventories.

In the second quarter of 2009, we renegotiated a supply agreement which eliminated our requirement to purchase minimum inventory quantities or incur a take or pay penalty.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our revaluation of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

Operating Expenses

Total expenses for continuing operations, for the three and nine months ended September 30, 2009 and 2008 are presented below:

Summary: (thousands of $) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

General & administrative	$ 762	$ 1,132	$ 2,434	$ 4,082
Nutraceutical research , development and support	133	237	564	1,054
Marketing, sales & product development	123	276	482	1,218
Foreign exchange loss / (gain)	73	28	88	(226)
Depreciation & amortization	9	14	29	63
Total expenses	$ 1,101	$ 1,687	$ 3,597	$ 6,191

General and administrative expenditures (“G&A”) totaled $762,000 for the three months ended September 30, 2009 vs. $1,132,000 for the three months ended September 30, 2008.  The decrease is mainly attributable to a decrease in financing and professional fees of $105,000, a decrease in the interest accretion expense of $97,000, a decrease in wages of $81,000 mainly attributable to a decrease in staff, a decrease in stock based compensation expense of $69,000, and a decrease in other operating costs of $143,000 mainly attributable to cost savings measures offset by a legal settlement payout of $125,000.

G&A expenses for the nine months ended September 30, 2009 totaled $2,434,000 compared with $4,082,000 for the nine months ended September 30, 2008. The decrease is mainly attributable to a decrease in financing and professional fees of $862,000 which in 2008 were incurred in connection with the Special General Meeting, the NASDAQ hearing, and the non dilutive financing, a decrease in wages of $229,000 mainly attributable to a decrease in staff, a decrease in insurance expense of $199,000 mainly attributable to insurance expense which in 2008 was incurred in connection with the non dilutive financing, and a decrease in other operating expenses of $358,000 mainly attributable to cost savings measures.

We continue to reduce operating expenses wherever possible.

Related party transactions included in G&A professional services for the three and nine month periods ended September 30, 2009 were payments for legal services of $27,000 and $81,000 respectively (three and nine month periods ended September 30, 2008 - $27,000 and $81,000 respectively) made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Marketing, sales & product development (“Marketing”) totaled $123,000 for the three months ended September 30, 2009 compared with $276,000 in the same period last year.  Marketing expenses for the nine months ended September 30, 2009 totaled $482,000 compared with $1,218,000 for the nine months ended September 30, 2008. The decrease is mainly attributable to severance costs incurred in 2008, decrease in wages, and a reduction in promotional material, product samples, travel, and IP insurance expense.

Nutraceutical research, development and support expenses for the three months ended September 30, 2009 totaled $133,000 compared with $237,000 for the same period in 2008.  Nutraceutical research, development and support expenses for the nine months ended September 30, 2009 totaled $564,000 compared with $1,054,000 for the same period in 2008. The decrease in nutraceutical research, development and support expenditures is mainly attributable to severance costs associated with our restructuring in May, 2008, and a decrease in regulatory and patent costs.

Foreign exchange losses totaled $73,000 for the three months ended September 30, 2009 compared with $28,000 in the same period last year.  Of the foreign exchange losses for the three months ended September 30, 2009, $74,000 (September 30, 2008 - $7,000 exchange losses) is attributable to unrealized foreign exchange losses, and $1,000 of foreign exchange gains (September 30, 2008 - $21,000 exchange losses) relates to realized foreign exchange.

The foreign exchange losses for the nine months ended September 30, 2009 totaled $88,000 compared with foreign exchange gains of $226,000 for the nine months ended September 30, 2008.  Of the foreign exchange losses for the nine months ended September 30, 2009, $93,000 (September 30, 2008 - $284,000 foreign exchange gains) is attributable to unrealized foreign exchange losses, and $5,000 relates to realized exchange gains (September 30, 2008 - $58,000 exchange losses).

The unrealized Foreign exchange gains and losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange gains and losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock based compensation expense for the three and nine month periods ended September 30, 2009 and 2008 was allocated as summarized below:

Summary: (thousands of $) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

General and administrative	$ ―	$ 69	$ 11	$ 83
Marketing, sales and product development	―	21	3	28
Nutraceutical research, development and support	―	13	2	27
	$ ―	$ 103	$ 16	$ 138

DISCONTINUED OPERATIONS

The following table reflects our loss from discontinued operations relating to our pharmaceutical research and development programs for the three and nine month period ended September 30, 2008.  There are no comparative balances for 2009 as the pharmaceutical research and development programs were discontinued in May 2008.

Summary: (thousands of $) (unaudited)	3 month period ended September 30, 2008	9 month period ended September 30, 2008

Expenses
Pharmaceutical research & development	$ 3	$ 1,032
Pharmaceutical administrative	(20)	182
Depreciation and amortization	―	11
(Income) / loss from discontinued operations	$ (17)	$ 1,225
Gain on disposal of discontinued operations	768	768
(Income) / loss from discontinued operations	$ (785)	$ 457

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In August 2008, we completed an agreement for the sale of our pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,000 (US $1,000,000) in cash paid at closing to us with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones.  We originally acquired these pharmaceutical assets in October 2006 as a part of our acquisition of TheraPei Pharmaceuticals Inc.  Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

QUARTERLY FINANCIAL INFORMATION

Summary: (thousands of $ except per share amounts) (unaudited)	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$ 1,279	$ 1,018	$ 725	$ 1,196	$ 1,927	$ 2,691	$ 2,030	$ 2,561
(Loss)/income from continuing operations	(1,379)	113	2,989	(2,316)	(1,430)	(2,347)	(1,097)	(1,741)
(Loss)/income from discontinued operations	-	-	-	(5)	785	(683)	(559)	(1,069)
Net (loss)/income for period	$ (1,379)	$ 113	$ 2,989	$ (2,321)	$ (645)	$ (3,030)	$(1,656)	$ (2,810)

(Loss)/income per share from continuing operations Basic and diluted	$ (0.28)	$ 0.02	$ 0.60	$ (0.37)	$ (0.29)	$ (0.48)	$ (0.23)	$ (0.36)
(Loss)/income per share from discontinued operations Basic and diluted	–	–	–	–	0.16	(0.14)	(0.11)	(0.22)
Net (loss)/income per share Basic and diluted	$ (0.28)	$ 0.02	$ 0.60	$ (0.37)	$ (0.13)	$ (0.62)	$ (0.34)	$ (0.58)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The net income / (loss) from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

In Q1/2009 we realized a dilution gain of $4,148,000, resulting from the completion of the Plan of Reorganization.

Also included in our operating results are write-downs and reversals of write-downs attributable to the net realizable value of inventory as follows:   Q4/2007 $861,000 reversal of write-down, Q1/2008 $193,000 write-down, Q2/2008 $164,000 reversal of write-down, Q3/2008 $138,000 write-down, Q4/2008 $370,000 reversal of write-down, Q1/2009 $6,000 reversal of write-down, Q2/2009 $532,000 write-down, and Q3/2009 $389,000 write-down. In addition, included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows:   Q4/2007 $46,000 reversal of provision, Q1/2008 $266,000 reversal of provision, Q2/2008 $119,000 increase of provision, Q3/2008 $44,000 increase of provision, Q4/2008 $1,136,000 increase of provision, Q1/2009 $nil, Q2/2009 $1,424,000 reversal of provision, and Q3/2009 $nil.

In addition, we realized foreign exchange gains and losses as follows:  Q4/2007 - $31,000 gain, Q1/2008 - $318,000 gain, Q2/2008 - $64,000 loss, Q3/2008 - $28,000 loss, Q4/2008 - $127,000 gain, Q1/2009 - $8,000 gain, Q2/2009 - $23,000 loss, and Q3/2009 - $73,000 loss.

Also included in the quarterly operating results is the interest accretion expense as follows: Q2/2008 $54,000, Q3/2008 $97,000, Q4/2008 $144,000 and Q1/2009 $104,000.

In Q2/2008 we incurred $500,000 of costs, primarily severance pay, associated with our corporate restructuring announced in May 2008. In addition in Q2/2008, we incurred $470,000 of costs associated with securing our non dilutive convertible debenture financing which closed in May 2008.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 50,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 1.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at September 30, 2009, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

We do not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at September 30, 2009, our net cash and cash equivalents were $1,197,000 compared with $1,377,000 as at December 31, 2008.  Our working capital at September 30, 2009 was $4,834,000 compared with $3,531,000 at December 31, 2008. The increase in working capital was primarily as a result of the conversion of the convertible debenture and the reversal of the provision on the purchase commitments.

During the three months ended September 30, 2009, we generated $5,000 of cash for continuing operations, primarily resulting from the net loss adjusted for decrease in non-cash operating items which includes a decrease in inventories offset by a decrease in accounts payable and accrued liabilities, compared with $1,199,000 used for operations during the three months ended September 30, 2008, primarily resulting from the net loss adjusted for the gain on disposal of discontinued operations offset by stock-based compensation expense and accretion expense.

During the nine months ended September 30, 2009, we used $969,000 of cash for continuing operations, primarily due to the net income adjusted for the gain on dilution of interest in subsidiary offset by a decrease in non-cash operating assets which includes a decrease in inventories and accounts receivable offset by a decrease in accounts payable, compared with $6,543,000 used for operations during the nine months ended September 30, 2008, primarily resulting from the net loss adjusted for increase in non-cash operating assets which is primarily a decrease in accounts payable.

Investing activities in the three months ended September 30, 2009, were $nil compared with $1,015,000 generated in the three months ended September 30, 2008.  Investing activities for the nine months ended September 30, 2009, contributed $789,000 compared with $1,011,000 contributed in the nine months ended September 30, 2008. The cash generated from investing activities in 2009 is attributable to our disposition of our investment in Deans Knight Income Corporation. The cash generated from investing activities in 2008 was attributable to our disposition of the discontinued pharmaceutical operations.

Financing activities for the three months ended September 30, 2009 were $nil, compared with $nil in the three months ended September 30, 2008.  Financing activities for the nine months ended September 30, 2009 were $nil, compared with $2,960,000 contributed in the nine months ended September 30, 2008.  The cash generated from financing activities in 2008 was a result of the non dilutive convertible debenture financing.

We are of the view that our capital resources will be sufficient to finance operations through the first quarter of 2010.  This view is based on a number of factors and assumptions, and includes the assumption that our expenditures will not exceed those currently planned, and our revenues will meet or exceed our current expectations.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).

Our future operations are completely dependent upon our ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as ours has always been challenging, and we believe that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  While management is continuing to seek available alternatives, there is no assurance that any of these activities will be successfully completed in a timely manner, or at all.   If we cannot complete one or more of these activities in advance of the end of the first quarter of 2010, we will have to consider winding up, dissolution or liquidation.

CONTRACTUAL OBLIGATIONS

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2008. There were no changes in accounting policies as at September 30, 2009.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 4 and 5 to the consolidated financial statements for the quarter ended December 31, 2008 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories  Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any changes in valuation allowances are adjusted to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, changes to provisions for obsolescence and valuation may be necessary. As at September 30, 2009, the valuation allowance was $1,162,000 (June 30, 2009 - $773,000; March 31, 2009 - $241,000; December 31, 2008 - $247,000; September 30, 2008 - $479,000) on inventory.

Accrued liabilities  We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

As at September 30, 2009 the provision for losses on future inventory purchase commitments was $nil (June 30, 2009 - $nil; March 31, 2009 - $1,424,000; December 31, 2008 - $1,424,000; September 30, 2008 - $244,000)

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Current year adoption of new accounting standards

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2008.  There were no changes in accounting policies as at September 30, 2009.

Future changes in accounting standards

International financial reporting standards  In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Our first year end under IFRS will be December 31, 2011. The transition date for us will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

In the nine months ended September 30, 2009, we have begun to prepare an IFRS conversion plan and we are now assessing the impact of IFRS on our financial statements. The plan will be aimed at identifying the differences between IFRS and our current accounting policies, assessing the financial reporting impact, and analyzing alternative policies, which could be adopted. We are continuing to monitor and evaluate current IFRS pronouncements.

Business combinations  In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on our financial position and results of operations.

Consolidated financial statements  In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for us on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on our financial position and results of operations.

Non-controlling interests  In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for us on December 1, 2011. We are currently assessing the impact this standard will have on our financial position and results of operations.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Design

We have limited the scope of our design of our disclosure controls and procedures, and internal controls over financial reporting, to exclude controls, policies and procedures of Forbes-Fayrefield Ltd, a proportionately consolidated entity in which we have an interest.  Please refer to note 6 of our unaudited consolidated interim financial statements for the third quarter ended September 30, 2009 for summary financial information about Forbes-Fayrefield Ltd.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, we filed certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures, and the design of internal control over financial reporting.

We have designed disclosure controls and procedures to provide reasonable assurance that material information relating to us is made known to the Chief Executive Officer and the Chief Financial Officer, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by us in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

We have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 9, 2009 was 4,969,813 and has not changed from September 30, 2009.

The number of options outstanding under our 2007 Stock Option Plan as of November 9, 2009 was 481,415 and has not changed from September 30, 2009.  These options entitle the holders to purchase a total of 481,415 common shares at varying prices and have varying expiry dates.

In addition, at November 9, 2009, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,083 common shares at a price of US$16.48 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.   On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 21, 2008 Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.) and our subsequent disposal of the TheraPei technology in August 2008.  Future consideration payable by us will be calculated at 20% of any future amounts received from Transition Therapeutics Inc., pursuant to the sales agreement (see “Discontinued Operations” above).  All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. We may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws.  All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation.   Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding beliefs, plans, objectives and expectations with respect to future sales, revenue, financings, mergers and acquisitions, operations, partnerships, products, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; and other statements regarding future performance.  Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “beliefs”, “to develop”, “target”,  “continuing”, “focus”, “potential”, “will be”, “forecast”, “2009”, “2010”, “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expected”, “expects”, “expectation”, “planned”, “next”,  “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include financial outlooks, including management’s outlook regarding the sufficiency of our capital resources (see “Liquidity and Capital Resources” above). These financial outlooks are provided to assist in explaining management’s view of our financial condition and future prospects.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

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Need for Additional Funds / Going Concern  We will need to obtain additional financing, or complete a suitable M&A transaction, in order to carry on our business as a going concern.  As stated above, we believe our capital resources are adequate to fund operations through the first quarter of fiscal 2010, based on the assumptions and factors set out above.  See “Liquidity and Capital Resources.”  There can be no assurance that such assumptions and factors will be realized or met, and in particular, we may not be able to achieve our 2009 revenue expectations; and we may not be able to control our expenses and may need to incur unanticipated expenses, and such unanticipated expenses could be material. Our future operations are completely dependent upon our ability to complete a merger, acquisition or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as ours has always been challenging, and we believe that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  While management is continuing to seek available alternatives, there is no assurance that any of these activities will be successfully completed in a timely manner, or at all.   If we cannot complete one or more of these activities in advance of the end of the first quarter of 2010, we will have to consider winding up, dissolution or liquidation.  The above matters raise substantial doubt about our ability to continue to operate as currently structured.

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Need for Growth and /or Merger & Acquisition Opportunities  Subject to the possible disposition of nutraceutical assets in connection with a possible strategic transaction that might be considered, we intend to expand our sales of Reducol™ and other value-added products, however, there is no assurance that our resources will be able to adequately respond to support such growth or that there will exist a demand for such growth by our current and proposed customers.   Subject as aforesaid, we also intend to build a strong nutraceutical base through merger and acquisition opportunities, which may not materialize.  Failure to adequately grow our sales, merge with or acquire another nutraceutical-based business or acquire other commercially successful products before the end of 2009 may have a material adverse effect on the sustainability of our operations and our ability to continue.

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The Company has a History of Losses   For the nine months ended September 30, 2009 we reported net income from continuing operations of $1,724,000 and for the three months ended September 30, 2009 a loss of $1,379,000. The Company has not, since inception, reported year-end profitable earnings.  We anticipate that we will continue to incur operating losses during fiscal 2009 and beyond and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our existing or potential customers’ marketed products or products currently under development will be, or will continue to remain, commercially successful, which if not, would have an adverse effect on our business and such effect could be material.

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Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2009 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.   There can be no assurance that any sales forecasts will be realized or filled.  This would negatively affect our revenues and such negative effect could be material.

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Competition  We have a number of competitors who are better able to commercialize their products, which could render our products obsolete or uncompetitive.  Our competitors include Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. We anticipate that we will continue to face increased competition in the future as new products enter the market and advanced technologies become available.

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Risks Related to Supply of Product  We have renegotiated our main supply arrangement for Reducol™ and other sterol products.  We believe that in the event this supplier were unable to provide us with required product, for any reason, or were to decline any request we may make in the future for quantities the supplier is not contractually obligated to provide, we have the technology and resources to engage another potential supplier in a timely manner and to use then existing inventories to support our product sales.  Nonetheless, any significant interruptions in the supply to us of Reducol™ and other phytosterols could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a negative impact on our business.

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Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for our products, uncertainty whether we will be able to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of our products as set out below.  There can be no assurance that our 2009 revenue expectations will be achieved, or that we will realize any particular level of revenue in 2009. There can be no assurance that any of our customer forecasts will be met, which would negatively impact our revenue, and such impact could be material.    See “Need for Additional Funds / Going Concern” above.

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Risks Associated with Our Patents  Our success depends, in part, on our ability to obtain, enforce and maintain patent protection for our technology and for our product, Reducol™, in the United States, Europe, and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology and patented products.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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Government Regulation   We, and our customers and suppliers, are subject to regulation in a number of areas by government authorities, including without limitation, in the areas of food preparation, manufacturing, advertising, labeling, health claims and environmental matters.  Government regulatory authorities may suspend, halt, or require changes in, our operations or those of our customers or suppliers if we or they fail, or are alleged to fail, to meet certain applicable regulations.  Any suspension, halting of operations or required change in operations affecting us or our customers or suppliers could have an adverse effect on our business and such effect could be material.

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Additional Research and Development.  We believe that our phytosterols may be incorporated into a wide variety of food, beverages, and dietary supplements.  However, clinical studies proving the efficacy of our phytosterols in a wide variety of foods, beverages and dietary supplements have not yet been completed.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold, or to be marketed with specific health claims, whether in food or beverages or as dietary supplements.    Accordingly, we may be required to conduct additional developmental activities on these and future products.

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Acquisition or Development, and Commercialization of Additional Nutraceutical Products  To achieve sustained, profitable nutraceutical operations, we must acquire or successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully acquire or develop other products.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

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inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products

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costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

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unacceptability of the products in the market place

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inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed or acquired by us

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the risk of obsolescence of our technology

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insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

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Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

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Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them, which would have an adverse effect on our business.

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Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

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Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.  In addition, current economic conditions have affected, and may continue to affect, our sales in Europe and elsewhere resulting from the reduction or elimination of new product development initiatives by our existing and potential customers, and from a reduction in sales of premium priced foods.

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Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

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Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

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Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. We believe that global stock market devaluations in the current economic crisis have negatively impacted the market price of our common shares.   Our common share price has been, and is likely to continue to be, volatile.

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Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the NASDAQ Capital Market.  On August 12, 2009, we announced that we had received notice from the TSX that our common shares would be delisted from the TSX at the close of market on September 11, 2009. The delisting decision announced by the TSX related to the Company’s market capitalization, which was below the designated minimum TSX threshold for continued listing.  On September 11, 2009, we had not regained compliance with the requirements, and were delisted from the TSX.  We also currently do not meet NASDAQ’s US$1.00 minimum bid price requirement, and we have until January 4, 2010 to regain compliance or our shares will be delisted from NASDAQ.  There can be no assurance that we will regain compliance with, or if regained, that we will continue to meet, all minimum listing requirements of the NASDAQ Capital Market.  There also can be no assurance that if we do not regain compliance by the deadline indicated, that we will be afforded additional time within which to do so.  De-listing of our shares from NASDAQ would have a negative effect on the Company’s share liquidity and trading price, on the Company’s ability to obtain financing or complete a merger, acquisition or other suitable transaction and continue as a going concern, and on the ability of investors to trade in our shares.

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Anti-Takeover Provisions  We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

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Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

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Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

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Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

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Adherence to Time Frames  We set goals and make public statements regarding our expected timing of certain events and of meeting our objectives, such as the date to which our existing capital resources should be sufficient to sustain operations.  The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein.  There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other risks and uncertainties affecting our business are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), and Canadian Securities Regulatory Authorities (see www.sedar.com), including, without limitation, in our latest Annual Report on Form 20-F.  Forward-looking statements are based on beliefs, assumptions, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, assumptions, expectations, opinions or other circumstances should change.

Additional information relating to the Company, including its Annual Information Form on Form 20-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

November 9, 2009